Aeva Technologies, Inc.

555 Ellis Street

Mountain View, California 94043

VIA EDGAR

June 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Beverly Singleton

Re:	Aeva Technologies, Inc.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
File No. 333-256919

Ladies and Gentlemen:

Reference is made to our letter dated June 21, 2021, filed as correspondence via EDGAR on June 22, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby formally withdraw such request.

Sincerely,

Aeva Technologies, Inc.

/s/ Saurabh Sinha
Saurabh Sinha Chief Financial Officer

cc:	Heidi Mayon, Goodwin Procter LLP